FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – OCTOBER 7, 2010

BAYTEX ENERGY TRUST TO PRESENT AT THE 2010 IPAA OIL & GAS INVESTMENT SYMPOSIUM IN SAN FRANCISCO, CALIFORNIA

CALGARY, ALBERTA (October 7, 2010) - Baytex Energy Trust (“Baytex”) (TSX: BTE.UN; NYSE: BTE) is pleased to announce that Brian Ector, Director, Investor Relations, will be presenting at the 2010 Independent Petroleum Association of America Oil & Gas Investment Symposium on Thursday, October 14, 2010 at 9:15am PDT (10:15am MDT) in San Francisco, California.  Presentation slides and a link to the webcast will be available on the Baytex website, www.baytex.ab.ca, at the start of the presentation. The archived webcast of the presentation can also be accessed via the following URL for 90 days following the presentation:

URL: http://www.investorcalendar.com/CEPage.asp?ID=161733

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Baytex’s trust units are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Trust
Anthony Marino, President and Chief Executive Officer                                                                       Telephone: (587) 952-3100
Derek Aylesworth, Chief Financial Officer                                                                                               Telephone: (587) 952-3120
Brian Ector, Director, Investor Relations                                                                                                  Telephone: (587) 952-3237

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca